

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 24, 2014

<u>Via E-mail</u>
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

    Re: GenCorp Inc.
              Schedule TO-I
              Filed October 15, 2014
              File No. 005-16268

Dear Mr. Spindler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Optional Repurchase Notice

<u>2.1 The Company's Obligation to Repurchase the Debentures, page 5</u>

1. You state in the second paragraph of this section that the Option expires at 5:00 p.m. on November 14, 2014. However, elsewhere you state that the Option expires at 5:00 p.m. on November 17, 2014. Please revise.

<u>3.2 Agreement to be Bound by the Terms of the Option, page 9</u>

2. Please tell us how the disclosure in (iii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

7. Plans or Proposals of the Company, page 13

    3. Please include in the offer document all disclosure required by Item 1006(c) of Regulation M-A. In this regard, we note that you have referred security holders to other filings relating to this Item.

11. Certain U.S. Federal Income Tax Consequences, page 15

    4. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

12. Additional Information, page 21

    5. We note that you attempt to incorporate by reference into the Offer document all filings under Section 13, 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
October 24, 2014
Page 3

      Please contact Lisa M. Kohl, Attorney-Advisor, at (202) 551-3252 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      /s/ *Lisa M. Kohl*

      Lisa M. Kohl
      Attorney-Adviser
      Office of Mergers & Acquisitions